UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K
(Mark One)

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2005
OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                    to
Commission file number 333-69726
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
DELL INC. 401(k) PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
DELL INC.
ONE DELL WAY
ROUND ROCK, TEXAS 78682

Dell Inc. 401(k) Plan
Contents

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits at December 31, 2005 and 2004	2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2005	3

Notes to Financial Statements	4

Supplemental Schedule

Schedule H, line 4i – Schedule of Assets (Held at End of Year) at December 31, 2005	10

Signature	11

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm	13
Consent of Independent Registered Public Accounting Firm

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Benefits Administration Committee of the Dell Inc. 401(k) Plan:
In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Dell 401(k) Plan (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) at December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PricewaterhouseCoopers LLP
Austin, Texas
June 23, 2006

DELL INC. 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

(in thousands)	2005	2004
Assets
Investments
Dell Inc. stock fund	$453,330	$650,178
Registered investment funds	496,609	339,855
Separately managed funds	538,938	520,514
Loans receivable from participants	54,441	47,589

Total Investments	1,543,318	1,558,136
Cash and cash equivalents	6,173	3,243
Receivables
Interest	431	254
Due from broker — unsettled trades	614	1,465
Employee contributions	3,761	3,533
Employer contributions	7,349	5,463

Total Assets	1,561,646	1,572,094
Liabilities
Administrative expenses payable	1,455	837

Net Assets Available for Benefits	$1,560,191	$1,571,257

The accompanying notes are an integral part of these financial statements.

DELL INC. 401(K) PLAN
Statements of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2005

(in thousands)
Contributions
Employee contributions	$121,418
Employee rollovers	9,647
Employer contributions	64,801

Total Contributions	195,866

Net Investment Income/(Loss)
Interest and dividends	16,206
Interest on loans to participants	2,831
Net depreciation in fair value of investments	(120,000)

Total Net Investment Loss	(100,963)

Deductions
Withdrawals	(102,318)
Administrative expenses	(3,651)

Total Deductions	(105,969)

Net Decrease	(11,066)
Net Assets Available for Benefits
Beginning of Year	1,571,257

End of Year	$1,560,191

The accompanying notes are an integral part of these financial statements.

DELL INC. 401(K) PLAN
Notes to Financial Statements
December 31, 2005 and 2004
1.	Description of the Plan

General

Dell Inc. (formerly Dell Computer Corporation) (the “Company” or “Employer”) adopted the Dell Inc. 401(k) Plan, as Amended and Restated, effective January 1, 2003 (the “Plan”). The following brief description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a contributory defined contribution plan covering all U.S. resident employees of the Company who are not covered by a collective bargaining agreement. Participation in the Plan is at the election of the employee. As of December 31, 2005 and 2004, there were 20,665 and 21,062 active employees participating in the Plan and 28,344 and 25,733 participants with account balances, respectively. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Employee Contributions

Contributions are made to the Plan by the Company on behalf of each eligible participant based upon the participant’s elected compensation deferral through payroll deductions. The deferrals are funded by the Company at the end of each payroll period. Eligible participants may elect to contribute from 1% to 25% of their eligible compensation, in whole percentages, to the Plan up to the statutory limit of $14,000 and $13,000 for 2005 and 2004, respectively, as permitted by the Internal Revenue Code of 1986, as amended (“IRC”). Highly compensated participants, as defined by the IRC, may be subject to more restrictive maximum annual contribution limits if the Plan fails to satisfy certain testing criteria set forth in the IRC. For the 2005 and 2004 plan years, participants age 50 or over may contribute an additional $4,000 and $3,000, respectively, over the base statutory limit in accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001.

The Plan also permits employees to contribute balances from another qualified plan (“rollover contributions”).

Employer Contributions

Effective January 1, 2005, the Plan was amended to adopt Safe Harbor Matching Contributions (immediate vesting of employer match contributions) and to reflect an increase in the Company’s matching contribution equaling 100% of the first 4% of eligible compensation that each participant contributes to the Plan. This was a 1% increase from the prior year match of 100% of the first 3% of eligible compensation contributed by the participant. The Company’s matching contributions are made at the end of each payroll period. Additional discretionary employer contributions may be made upon the approval of the Company’s Board of Directors. The Company made no additional discretionary contributions for the year ended December 31, 2005. All the Company’s contributions are invested at the participant’s discretion among the fund elections. Neither participant nor Company matching contributions are required to be invested in the Dell Inc. stock fund.

Participant Accounts

Each participant account is credited with the participant’s contributions, allocations of Company matching and discretionary contributions and Plan earnings offset by Plan administrative expenses. Each day, the Plan Trustee calculates earnings and allocates gains and losses to each participant’s account.

Vesting

Participants are immediately vested in their employee contributions and earnings thereon. As noted above, the Plan was amended on January 1, 2005, to adopt Safe Harbor Matching Contributions. As a result, participants are immediately vested in all Safe Harbor Matching Contributions and any earnings thereon. In prior years, a participant vested 20% in Employer contributions and earnings thereon after one year of service and 20% annually thereafter, reaching full vesting after five years of service. Participants employed with the Company as of January 1, 2005 were fully vested in all Employer contributions

DELL INC. 401(k) PLAN
Notes to Financial Statements
December 31, 2005 and 2004
and earnings thereon even if made before January 1, 2005. Participants that terminated employment with the Company prior to January 1, 2005, forfeited unvested amounts to the Plan. If a portion of a participant’s account was forfeited and the participant returns to employment with the Company within five years from the date of termination, the previously forfeited amounts will be restored and fully vested if the Participant repays any prior distribution received from the Plan within five years from the participant’s date of rehire.

Benefit Payments

Participants are entitled to receive a distribution of the vested portion of their account upon reaching age 59 1/2, termination of employment, disability, death or in the event of financial hardship. A participant may defer benefit payments until reaching 70 1/2, provided his or her vested account balance is greater than $5,000; otherwise, the Plan has been amended such that in the event of a distribution greater than $1,000 but less than $5,000 made on or after March 28, 2005, the Participant may elect either a direct rollover to an individual retirement account (“IRA”) or another qualified plan or a lump-sum amount equal to the value of the vested portion of his or her account upon termination of service. If an employee fails to make an election of one of these options within 90 days of the termination date, his or her vested account balance will automatically be directed to a rollover IRA. Similarly, participants with a vested account balance of less than $1,000 may elect either of the options noted above. If an election is not made timely, the balance will be distributed to the participant in a lump sum. Payment of benefits prior to termination of service may be made under certain circumstances as defined by the Plan.

Forfeitures

Employer contributions forfeited by unvested terminated participants may be used by the Company to offset future Employer contributions. There were no unallocated forfeited nonvested accounts at December 31, 2005. During 2005, forfeited account balances of $2,905,000 were used to reduce Employer contributions.

Administration and Plan Expenses

Plan assets are held in trust by JPMorgan Chase Bank, N.A. (the “Plan Trustee”). The Plan’s third-party recordkeeper is Hewitt Associates LLC (“Hewitt”). Administrative expenses are primarily paid by the participants of the Plan and are allocated to participant accounts ratably based on fund balances.

DELL INC. 401(k) PLAN
Notes to Financial Statements
December 31, 2005 and 2004
Investments

The following table sets forth information specific to each investment option under the Plan at December 31:

Investment Option	Description	Number of Participants
		2005	2004
Dell Inc. Stock Fund	Company Stock	20,399	20,931
Dodge & Cox Balanced Fund	Equity and Fixed Income Fund	13,237	13,151
Dodge & Cox Stock Fund	Large-Cap Value Fund	13,704	12,815
PIMCO Total Return Fund	Fixed Income Fund	9,587	9,204
Neuberger Berman Genesis Fund	Small-Cap Value Fund	12,000	10,225
Primco Stable Value Fund	Stable Value Fund	9,002	8,615
American Euro Pacific Growth Fund	International Equity Fund	11,769	9,769
BGI Equity Index Fund	Equity Index Fund	6,176	5,697
Pre-mix Income Fund	Pre-mixed Portfolio Fund	1,966	920
Pre-mix 2015 Fund	Pre-mixed Portfolio Fund	1,629	737
Pre-mix 2025 Fund	Pre-mixed Portfolio Fund	2,283	1,150
Pre-mix 2035 Fund	Pre-mixed Portfolio Fund	2,811	1,448
Pre-mix 2045 Fund	Pre-mixed Portfolio Fund	2,968	1,412
American Growth Fund	Large-Cap Growth Fund	9,294	7,298
BNY Growth Fund	Small-Cap Growth Fund	9,072	8,857
The following investments represent separately managed funds: Dodge and Cox Stock Fund, Dodge and Cox Balanced Fund, BNY Growth Fund, BGI Equity Index Fund, and the Primco Stable Value Fund. All of the aforementioned investments, besides the Primco Stable Value Fund, are valued at their net asset value, which represents the fair value of the underlying investments. The Primco Stable Value Fund (“Primco Fund”) invests in synthetic investment contracts (“SICs”) and cash equivalents. A SIC is an investment contract that simulates the performance of a traditional guaranteed investment contract (“GIC”) through the use of financial instruments. A key difference between a SIC and a traditional GIC is that the plan owns the assets underlying the SIC. Those assets may be held in a trust owned by the plan. Further, SICs differ from traditional GICs in that the assets supporting the SICs are not invested with the bank or insurance company and may consist of many different types of investments that the Plan holds in its fund portfolio. To enable the plan to realize a specific known value for the assets if it needs to liquidate them to make benefit payments, SICs utilize a benefit responsive “wrapper” contract issued by a third party that provides market and cash flow risk protection to the Plan and, thus, guarantees the value of the underlying investment for the life of the contract.

Participant Loans

Participants may take out a maximum loan amount equal to the lesser of (i) $50,000 less the highest outstanding loan balance during the past 12 months or (ii) 50% of the available vested portion of their account balance less any current outstanding loan balance (minimum loan amount of $500). Each participant’s loan is charged an interest rate equal to the prime rate on the date of the loan plus 1% and a one-time fee of $75. Loan balances must be paid by direct payroll deduction and the repayment period cannot exceed four and a half years except when the proceeds of the loan are used to acquire the participant’s primary residence. At December 31, 2005, loans bore interest at rates ranging between 5% and 10.5% and are due at various dates through January 19, 2026.

DELL INC. 401(K) PLAN
Notes to Financial Statements
December 31, 2005 and 2004
Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan. In the event of Plan termination, participants will become 100% vested in their accounts.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentations.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting, in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions. These assumptions may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investments in common stock, short-term investments, mutual funds, investment contracts, corporate and government debt and other investments. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Contributions

Contributions are recorded in the period the Employer makes the payroll deduction or upon approval by the Company for discretionary Employer contributions, if any.

Investments and Investment Income

With the exception of the separately managed funds, all investments are initially recorded at acquisition cost on a trade-date basis, which includes brokerage commissions, and are revalued to fair value each business day to fair value based upon quoted market prices.

As described in Note 1, all of the separately managed funds, except for the Primco Stable Value Fund, are valued at their net asset value, which represents the fair value of the underlying investments. The Primco Fund includes SICs. The SICs in the Primco Fund are fully benefit-responsive and are therefore recorded at contract value. Contract value represents contributions made under the contract plus accrued interest at the guaranteed rate less funds used to pay for plan distributions and expenses. Effective for the 2006 Plan year, the fair value of each underlying asset and wrapper in the SIC as well as the adjustment from fair value to contract value must be shown for each investment contract on the Statement of Net Assets Available for Benefits.

Participant loans receivable are valued at estimated fair value consisting of outstanding principal and any related interest. Participant loans are funded from the participant’s vested account balance.

DELL INC. 401(K) PLAN
Notes to Financial Statements
December 31, 2005 and 2004
The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation or depreciation in the fair value of investments which consists of realized gains and losses and the unrealized appreciation or depreciation on those investments.

Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales are recorded on a trade date basis.

Distributions

Plan distributions are recorded when paid.

3.	Investments

The following table presents investments that represent 5% or more of the Plan’s net assets at December 31, 2004 or 2005:

(in thousands)	2005	2004
Dell Inc. Stock Fund	$453,330	$650,178
Registered Investment Funds
Neuberger Berman Genesis Fund	139,881	94,271
American Euro Pacific Growth Fund	124,136	79,029
American Growth Fund	82,929	49,241
All other mutual funds, individually less than 5%	149,663	117,314

Total Registered Investment Funds	496,609	339,855
Separately Managed Funds
Dodge & Cox Stock Fund	185,018	168,982
Dodge & Cox Balanced Fund	144,507	134,789
Primco Stable Value Fund	116,241	122,092
All other separately managed funds, individually less than 5%	93,172	94,651

Total Separately Managed Funds	538,938	520,514
Loans Receivable, all less than 5%	54,441	47,589

	$1,543,318	$1,558,136

At December 31, 2005 and 2004, the Plan owns approximately 15.1 million and 15.4 million shares of Dell Inc. common stock, respectively. This represents approximately 29% and 42% of the Plan’s investments as of December 31, 2005 and 2004, respectively. The underlying value of net assets invested in Dell Inc. common stock is entirely dependent upon the performance of Dell Inc. and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of Dell Inc. common stock in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

DELL INC. 401(K) PLAN
Notes to Financial Statements
December 31, 2005 and 2004

During 2005, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated/(depreciated) in fair value as follows:

Net Depreciation in Fair Value of Investments

(in thousands)	2005
Dell Inc. Stock Fund	$(189,917)
Registered Investment Funds	38,169
Separately Managed Funds	31,748

Total	$(120,000)

The assets underlying the SICs in the Primco Fund are comprised of cash equivalents, government debt, corporate bonds and mutual funds. There were no valuation reserves against the Primco Fund’s SICs at December 31, 2005 and 2004. The fair value and contract value of the assets in the Primco Fund are summarized as follows:

(in thousands)	2005	2004

SICs (at fair value)	$111,370	$114,736
Separate account GIC (at fair value)	—	2,101
Traditional GIC (at fair value)	—	3,016
Cash equivalents	3,721	3,922
Wrapper	1,150	(1,683)

SICSs (at contract value)	$116,241	$122,092

Interest crediting rates on the SICs are reset monthly based on the yield to maturity and expected cash flow over the life of the related supporting assets. All contracts have a minimum guarantee on all rate resets of an interest rate of not less than zero percent. At December 31, 2005 and 2004, the interest crediting rates on the SICs ranged from 1.30% to 7.21% and 1.30% to 6.62%, respectively. For the years ended December 31, 2005 and 2004, the aggregate average annual yield for SICs in the Primco Fund was 4.56% and 4.38%, respectively. There are no restrictions on participant withdrawals from the Primco Fund. Certain withdrawals not deemed to be participant initiated and not in compliance with the investment contracts’ provisions are subject to certain penalties.

4.	Tax Status

The Company received a determination letter dated August 18, 2003, from the Internal Revenue Service informing the Company that the Plan and related trust are designed in compliance with Section 401(a) of the IRC. The plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the plan is currently designed and being operated in compliance with the applicable requirements of the IRC. The Company believes that the related trust is exempt from federal income tax under Section 501(a) of the IRC. Therefore, the financial statements contain no provision for income taxes.

5.	Related Party

The Plan is authorized under contract provisions and by ERISA regulations to invest in the Company’s securities. During the year ended December 31, 2005, the Plan purchased approximately five million shares of the Company’s securities for $197 million and sold approximately six million shares of the Company’s securities, for $204 million. Additionally, administrative expenses included on the Statement of Changes in Net Assets are paid to the Plan Trustee and Hewitt, which are parties-in-interest.

DELL INC. 401(K) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2005

	(in thousands)
	Identity of Issuer	Description	Cost **	Current Value
*	Dell Inc. Common Stock	Company Stock		$453,330
	Neuberger Berman Genesis Fund	Registered Investment Fund		139,881
	Dodge & Cox Balanced Fund	Separately Managed Fund		144,507
	Dodge & Cox Stock Fund	Separately Managed Fund		185,018
	American Euro Pacific Growth Fund	Registered Investment Fund		124,136
	PIMCO Total Return Fund	Registered Investment Fund		75,750
	BGI Equity Index Fund	Separately Managed Fund		47,251
	BNY Growth Fund	Separately Managed Fund		45,921
	American Growth Fund	Registered Investment Fund		82,929
	2015 Fund	Registered Investment Fund		7,467
	2025 Fund	Registered Investment Fund		21,388
	2035 Fund	Registered Investment Fund		23,801
	2045 Fund	Registered Investment Fund		17,004
	Income Fund	Registered Investment Fund		4,253
	JPMorgan STIF	Cash Equivalents		4,386
	Chase EOD STIF	Cash Equivalents		1,787
	Primco Stable Value Fund
	Bank of America	IGT MxMgr core		18,384
	Bank of America Wrapper	Synthetic Contract Wrapper, #03-068, 5.34%		280

				18,664
	ING Life & Annuity	IGT MxMgr Int G/C		20,272
	ING Life & Annuity Wrapper	Synthetic Contract Wrapper, #60074, 4.78%		292

				20,564
	JP Morgan Chase	IGT INVESCO Short-term Bond		18,402
	JP Morgan Chase Wrapper	Synthetic Contract Wrapper, #ADELL-S, 4.64%		151

				18,553
	Metropolitan Life Insurance Company	IGT INVESCO AAA ABS		26,866
	Metropolitan Life Wrapper	Synthetic Contract Wrapper, #28631, 4.15%		82

				26,948
	Monumental Life Insurance Company	IGT MxMgr Int G/C		22,079
	Monumental Wrapper	Synthetic Contract Wrapper, #MDA-00603TR, 4.78%		262

				22,341
	State Street Bank and Trust	United States Treasury Notes, 2.25% and 3.125%		5,368
	State Street Bank Wrapper	Guaranteed Investment Contract, #101005, 2.34%		82

				5,450
	Chase Money Market Fund	Cash Equivalents, 4.14%		3,721

	Total Primco Stable Value Fund			116,241
*	Dell Participant Loans	Loans bearing interest rates ranging from 5% to 10.5%, due at various dates through January 19, 2026		54,441

	Total			$1,549,491

*	Party-in-Interest

**	Cost information is not required for participant directed investments

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DELL INC. 401(K) PLAN

	By:	Benefits Administration Committee of the Dell Inc. 401(k) Plan

Date: June 26, 2005		By:	/s/ Thomas H. Welch, Jr.

Thomas H. Welch, Jr.,
On Behalf of the Benefits Administration Committee

INDEX TO EXHIBITS

Exhibit
Number	Description

23.1	Consent of Registered Public Independent Accounting Firm